UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549


                          FORM 10 - SB


  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                             ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                    ATR Search Corporation
                    ----------------------
        (Name of Small Business Issuers in its charter)


             Nevada                        91-2105842
             ------                        ----------
(State of other jurisdiction of          I.R.S. Employer
 incorporation or organization)       Identification Number



29 East 31st Street, 2nd Floor, New York, New York       10016
--------------------------------------------------      -------
   (Address of principal executive offices)           (zip code)


Issuer's telephone number: (212) 725-6150


Securities to be registered under section 12(b) of the Act:


      Title of Each Class           Name on each exchange on which
      To be so registered            Each class is to be registered




Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 100,000,000 shares authorized, 19,180,000 issued and outstanding as of September 25, 2001.

/1/
                      TABLE OF CONTENTS

                                                                    Page

Part I                                                                3

Item 1.  Description of Business                                      3

Item 2.  Management's Discussion and Analysis and Plan
          of Operation                                                9

Item 3.  Description of Property                                     11

Item 4. Security Ownership of Certain Beneficial Owners              11
         and Management

Item 5. Directors and Executive Officers                             12

Item 6. Executive Compensation                                       13

Item 7. Certain Relationships and Related Transactions               14

Item 8. Description of Securities                                    14


Part II                                                              16

Item 1. Market Price of and Dividends on the Registrant's            16
         common Equity and Related Stockholder Matters

Item 2. Legal Proceedings                                            17

Item 3. Changes in and Disagreements with Accountants                17

Item 4. Recent Sales of Unregistered Securities                      17

Item 5. Indemnification of Directors and Officers                    19


Part F/S                                                             20

Item 1. Financial Statements                                         21


Part III                                                             30

Item 1. Index to Exhibits                                            30

        Signatures                                                   31

/2/

                   Forward Looking Statements

     Some of the statements contained in this Form 10-SB are not historical facts rather "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative of such terms or other variations, or by discussions of strategy that involve risks and uncertainties. Caution should be exercised in regards to these forward-looking statements. Such statements contained herein reflect our current beliefs with respect to future events. These beliefs involve known and unknown risks, uncertainties and other factors, including, but not limited to, economic, competitive, regulatory, technological, key employee and general business factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results. Actual results may differ materially as a result of the above-mentioned risks, and from assumptions made based on anticipated events. Factors that may cause actual results in our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

     1. Our ability to maintain, attract and integrate internal management, technical information and management information systems;
     2.  Our ability to generate customer demand for our services;
     3.  The intensity of competition; and
     4.  General economic conditions.

                             Part I

     We are filing this Form 10-SB on a voluntary basis to:

     1. Provide current, public information to the investment community;
     2. Expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and
     3. Comply with prerequisites for the listing of our securities on the NASD OTC Bulletin Board.


Item 1.     Description of Business

A.   Business Development and Summary

     ATR Search Corporation ("ATR" or the "Company"), a Nevada corporation, incorporated on March 2, 2001, is a development stage company engaging in the placement of information technology ("IT") professionals with technology sector companies on a temporary or permanent basis. We seek to recruit qualified IT professionals for placement with our clients. Our success will be due, in large part, to our ability to cultivate a reputation as a supplier of knowledgeable talent to technology companies.
We seek to develop long-term relationships with clients and provide them with skilled IT professionals in a timely manner. These candidates will be skilled primarily in the following areas:

     1.  Computer programming;
     2.  Project management;
     3.  System design, analysis and administration;
     4.  Network and systems management; and
     5.  Software and documentation development.

/3/

     Our articles of incorporation authorize us to issue up to 100,000,000 shares of common stock at a par value of $0.001 per share and 5,000,000 shares of preferred stock at a par value of $0.001 per share. We have generated revenue from inception March 2, 2001 through June 30, 2001 of $461,437 or $.024 per share.
Due to our lack of operating history and given our current cash flows, our accounting firm has issued a comment regarding our ability to continue as a going concern (see footnote 5 of the audited financial statements). It may be necessary to raise additional funds and/or reduce cash expenditures in the next 12 months. Funds could be generated through the issuance of additional stock. Cash expenditures could be reduced through the lay-off of personnel and or a reduction in employee salaries or benefits.

   Recruiting IT Professionals

     Our efforts to recruit IT staffing and consulting personnel will typically rely on identifying potential employees and consultants who possess specialized education, training or work experience. Frequently, we will screen prospective IT personnel based solely upon resume submissions, and then refer qualified candidates to clients for on-site interviews. Our IT recruiting efforts will also rely heavily upon industry contacts, personal networks and referrals from existing and former IT personnel.

B.   Business of Issuer

 (1)  Principal Product and Principal Markets

     ATR provides human capital to IT companies located in the greater New York area, extending into the tri-state area of New York, New Jersey and Connecticut. Our IT consulting services are focused on solving our customer's organizational problems, which typically include:

          1.   General business consulting;
          2.   Programming;
          3.   Organizational analysis;
          4.   Technology consulting;
          5.   Strategic planning; and
          6.   Network and systems integration and management.

     Our recruits provide innovative ideas, insight and experience to address the client's organizational problems, and then work with the client to implement strategic solutions on a temporary or permanent basis. Temporary IT consulting engagements may typically last six months to one year, and may require the services of several specialized consultants. ATR receives compensation on a contracted per project or per hourly fee arrangement for our consulting services. Full time placements of technology personnel are structured as a transactional fee paid by the client, which ranges from 20-30% of the base compensation package afforded to the new employee.

 (2)  Distribution methods for our services

   Sales and Marketing

     We will initially market our IT staffing services through the officers and directors of the Company. Management will rely on prior personal and professional relationships to generate awareness of our services. Our emphasis will be on building long-term relationships with our customers through regular contact, periodic assessment of customer requirements and regular monitoring of employee performance. We anticipate that all of the clients we obtain in our development stage will be derived through either direct contact by management or word of

/4/

mouth. However, as we begin to generate revenues, management may consider developing a marketing campaign that utilizes print and Internet media to increase our business opportunities.

   Pursue Strategic Alliances

     To successfully represent our client base, ATR Search believes in providing our clients with a sense of urgency in staffing their positions. Working with other agencies allows us to expand our candidate base and build successful ongoing relationships. We can additionally enhance these relationships with third party search firms by providing quality candidates for their clients. We have built our business on the basis of trust. Over the course of our operating history we have developed solid relationships with other agency firms and continue to work with them today.

     To date, we have not entered into any discussions or negotiations concerning potential merger or acquisition candidates, nor do plans currently exist to pursue such possibilities. We do reserve the right to examine this issue in the future in light of any strategic alliance or other motivating circumstance that may prove in the best interests of the Company.

   Establish our name

     We cannot guarantee that we will be able to successfully market and distribute our services, and the failure to do so could have an adverse effect on our operations. We believe that building awareness of ATR Search is important in establishing and expanding our customer base. We are currently constructing a web site and will use traditional media, as our revenues permit, to attract new customers. Our web site will allow potential employers to find the permanent and contractual talent they require, third party search firms to access our database of clients and employment candidates, and provide employment opportunities for those desirous of seeking a position in the technology industry.

  (3) Status of any announced new service

   As of September 25, 2001 we have:

     1.  Developed and implemented a business plan;
     2. Recruited and retained an appropriate management team and board of directors; and
     3. Attained capital that we believe will be sufficient for the next 12 to 24 months of operations.

     We have commenced operations, and have begun generating revenues. However, we expect the industry to become increasingly competitive, despite the size and growth expected in the market. We intend to compete by targeting specific market segments such as technology companies whose business cycle may require the permanent or seasonal hiring of additional IT employees, or those in need of IT consulting services. Our main goal is to ensure client satisfaction with our services and to develop an outstanding reputation for client service. If we fail to market and distribute our services and generate sufficient revenues, we may be unable to continue as a going concern.

  (4)  Industry background

   Permanent and Temporary Staffing

     Historically, the demand for staffing employees has been driven primarily by a need to temporarily replace regular employees due to illness, vacation or termination. More recently, competitive pressures have forced businesses to focus on reducing costs, including converting fixed labor costs to variable and flexible costs. Increasingly, the use of staffing

/5/

employees has become widely accepted as a valuable tool for managing personnel costs and for meeting specialized or fluctuating employment requirements.

     The range of staffing services has expanded substantially since the early days of the staffing industry. Technological advances, as well as changing attitudes towards workforce management, have resulted in a proliferation of new staffing positions in such areas as IT and other specialized industry segments. Furthermore, businesses have begun using staffing employees to reduce administrative overhead by outsourcing operations that are not part of the organizations' core business functions. Outsourcing involves a provider assuming responsibility for managing a specific facility or function. As business information systems have become more complex and sophisticated, businesses have increasingly sought assistance from IT staffing and consulting personnel to develop and support their operations.

   Information Technology Industry

     Technological improvements over the past few years have caused ever increasing growth in the high tech industry. Established companies have responded to this increased growth by redirecting their resources to develop products to meet the demands of the information age. Additionally, relatively new companies have built their businesses around, and continue to focus on, providing new and improved means of doing business.

     We find talented professionals with skills in leading edge technologies that are in particularly high demand. To help meet their need for leading edge IT professionals; organizations are turning to third party providers of technology talent to support their existing IT resources. IT staffing services are similar in many respects to commercial staffing services. However, IT services generally require increased specialization and technical skill, carry significantly higher hourly rates and involve substantially longer job assignments. In order to succeed in this market, providers of IT professionals must deliver leading edge IT talent at a speed commensurate with the demands of a rapidly changing technology environment.

  (5)  Raw materials and suppliers

     Our company is neither a purchaser nor a supplier of raw materials.

  (6)  Customers

     Our current material customers and their approximate percentage of our Company's revenues is as follows:


               West LB Company                30%
               Spear Leads & Kellog Company   25%
               Swiss American Securities      20%


     We believe that our ability to establish and maintain long-term relationships with our clients and encourage repeat business depends, in part, on the strength of our customer support and service operations and staff. We value frequent communication with and feedback from our clients to continually improve our services. We focus on providing highly qualified, IT professionals that are trained and have the experience and knowledge to address specific client needs. In addition, our operating results may also fluctuate due to factors such as the gain or loss of significant clients. We believe our existing client relationships to be strong.

/6/


  (7) Patents, trademarks, licenses, franchises, concessions, royalty agreements, or labor contracts

     On March 28, 2001, our wholly owned subsidiary, ATR Technology, LLC, entered into a technology license agreement with Sarcor Management, S.A. ("Sarcor"), a London based company that is domiciled in the British Virgin Islands. Sarcor is in the business of developing and licensing human resource search software and hardware. An overview of the material terms of this agreement follows. Please refer to Exhibit 10 for the full terms and obligations associated with this agreement.

  Exhibit 10                Technology License Agreement
                   with Sarcor Management, S.A., signed March 28, 2001
  -----------  --------------------------------------------------------------
   Material    Rights/Payments  Rights/Payments   Conditions    Termination
  Obligations   Due ATR Search     Due Sarcor      to be Met     Provisions
  -----------  ---------------  ---------------  -------------  -------------
  Upon           ATR Search      ATR Search       Sarcor         Notice of
  successful     entitled to     agrees to        agrees to      default in
  completion     exclusive       issue            provide        performance
  of this        worldwide       3,500,000        access to      of this
  agreement,     rights to       shares of        their          contract to
  ATR Search     Sarcor          restricted       proprietary    be received
  is entitled    proprietary     stock (valued    software       in writing.
  to purchase    search          at $.10 per      in return      Defaulting
  the Sarcor     recognition     share) and       for            party has
  technology     software        make monthly     payments       30 days to
  and software   for a           payments         made on a      correct
  for a cash     period of       totaling         monthly        default or
  payment of     10 years        $1,976,400 for   basis by       contract
  $1,000.        with an         a period of 10   ATR            terminates.
                 option to       years as
                 purchase.       outlined in
                                 schedule C of
                                 this exhibit.


     We may be required to license additional products or services in the future, for use in the general operations of our business plan. We cannot assure you that these third party licenses will be available or will continue to be available to us on acceptable terms if at all. The inability to enter into and maintain any of these licenses could have a material adverse effect on our business, financial condition or operating results. In addition, policing unauthorized use of our proprietary and other intellectual property rights could be expensive if not difficult or impossible.

     We cannot guarantee that third parties will not bring claims of copyright or trademark infringement against us or claim that certain aspects of our processes or other features violates a patent they may hold. There can be no assurance that third parties will not claim that we have misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, or require us to enter into costly royalty or licensing arrangements. These potentialities could have a material adverse effect on our business, financial condition or operating results.

 (8)  Regulation

     We are not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally and laws or regulations directly applicable to the industry.

 (9)  Effect of existing or probable government regulations

     We believe that we will be able to comply in all material respects with the laws and regulations governing the industry, and that such laws will not have a material effect on our operations. However, various federal and state agencies may propose new legislation that may adversely affect our business, financial condition and results of operations. We are not aware of any probable government regulations that may adversely affect our business.

/7/


 (10) Research and development activities

     We seek to continue developing our products internally through research and development or if appropriate, through strategic partnerships. But, if we can purchase or license products, services or technologies from third parties at a reasonable cost, we will do so in order to avoid the time and expense involved in developing such products, services or technologies.

 (12) Employees

     The Company presently has eight (8) full time employees and four (4) consultants and advisors. Currently, there exist no organized labor agreements or union agreements between ATR Search and ATR Search's employees. We believe that our relations with our employees are good.

  (13) Dependence on Key Personnel

     The success of our Company depends upon the efforts, abilities and expertise of our executive officers and other key employees, including our Chief Executive Officer, President, Research & Development, Secretary/Treasurer, Director, and Consultant of each of our operating units. The loss of the services of such individuals and/or other key individuals could have a material adverse effect on our operations. Currently, we do not offer employment agreements to our executive officers or key employees. We are in the process of securing key man life insurance on senior officers of the Company.












         [Balance of this page intentionally left blank]

/8/


Item 2.     Management's Plan of Operation & Discussion and Analysis

A.   Management's Plan of Operation

  (1) In our initial operating period ended June 30, 2001, we have recorded $461,437 in revenues from operations. Management intends to use capital and debt financing as needed to supplement the cash flows generated by our services. Our fixed and variable expenses and our ability to control them are as follows:

        Classification       Fixed /       Ability to Control
                             Variable

    Employee Wages and Benefits    Salary = Fixed     Can reduce through lay
                                   Hourly = Variable   off of personnel
    Subcontractor Expense          Fixed              Can reduce through
                                                       discontinuation or
                                                       restructuring of
                                                       agreements
    Accounting and Legal           Variable           May increase as
    Expenses                                           Company becomes fully
                                                       reporting
    Building Rental Expense        Fixed              Little control over,
                                                       per agreement
    Utilities                      Variable           May fluctuate due to
                                                       seasonality
    Business Insurance             Fixed              Will increase when
                                                       `Key Man" life
                                                       insurance is obtained
    Misc. Office Supplies          Variable           Can control through
    & Shipping                                         reduced office supply
                                                       requisitions,
                                                       negotiating
                                                       alternative shipping
                                                       solutions

     To date, our efforts have been primarily focused on developing demand for our services, implementing our business strategy and raising working capital through equity financing. Our revenues are primarily dependent upon our ability to cost-effectively and efficiently develop and market our services. Our priorities for the next six to twelve months of operations are to:

     1.   Continue marketing our services;
     2.   Develop and strengthen strategic relationships;
     3.   Respond to competitive developments; and
     4.   Establish our brand identity.

  (2) Our total cost of services for the period from March 2, 2001 (inception) to June 30, 2001 were $343,332, of which approximately 98% were related to salaries paid to our subcontractors and consultants. Our total expenses for the period from March 2, 2001 (inception) to June 30, 2001 were $72,309, of which 100% were general and administrative.

     Our net income for the period from March 2, 2001 (inception) to June 30, 2001 was $29,712. We believe our projected cash flows will be adequate to fund our operations and provide for our working capital needs for at least the next 12 to 24 months. As we grow our business and obtain additional contracts for our IT professionals, our revenues should grow on a consistent basis. By focusing our efforts on limiting general and administrative expenses as we increase revenue, we expect to increase our net income on a consistent basis as well.

     We may experience significant fluctuations in operating results in future periods due to a variety of factors, including but not limited to, the following risk factors.

/9/


     Limited Operating History

     We have a limited operating history on which to base estimates for future performance and face all of the risks inherent in the staffing industry. These risks include, but are not limited to, market acceptance and penetration of our services, our ability to obtain a pool of qualified personnel, management of the costs of conducting operations, general economic conditions and factors that may be beyond our control. We cannot assure you that we will be successful in addressing these risks. Failure to successfully address these risks could have a material adverse effect on our operations.

     Need for Additional Financing

     We may need to obtain additional financing in the event that we are unable to realize sufficient revenue or collect accounts receivable. We may incur additional indebtedness from time to time to finance acquisitions, provide for working capital or capital expenditures or for other purposes. However, we currently anticipate that our operating cash flow will be sufficient to meet our current operating expenses. Furthermore, our ability to pay future cash dividends on our Common Stock, or to satisfy the redemption of future debt obligations that we may enter into will be primarily dependent upon the future financial and operating performance of our Company. Such performance is dependent upon financial, business and other general economic factors, many of which are beyond our control. If we are unable to generate sufficient cash flow to meet our future debt service obligations or provide adequate long-term liquidity, we will have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing debt, selling assets or operations, or raising equity capital. There can be no assurance that such alternatives could be accomplished on satisfactory terms, if at all, or in a timely manner.

     The Market

     Technological change, continuing process development and a reduction in IT spending by corporations may affect the markets for our services. Our success will depend, in part, upon our continued ability to provide staffing solutions that meet changing customer needs, successfully anticipate or respond to technological changes in technological processes on a cost-effective and timely basis and enhance and expand our existing client base. Current competitors or new market entrants may provide services superior to ours that could adversely affect the competitive position of our Company. We have invested and continue to invest in obtaining qualified IT professionals and maintaining relationships with our clients in an effort to increase our status in the IT staffing industry. However, there can be no assurance that our development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render the services that we provide obsolete or uncompetitive. Any failure or delay in achieving our priorities for the next six to twelve months of operations as stated on page 9 could have a material adverse effect on our business, results of operations and financial condition.

B. Management's Discussion and Analysis of Financial Condition and Results of Operations

     As of March 2, 2001 (date of inception) through June 30, 2001, we have generated $461,437 revenue. As a Technology Consulting firm our revenue is derived from two main sources, computer consulting services and the full time placement of computer professionals. Currently we are adding services that will enhance and grow our revenue consistently through 2002. With all the economic challenges facing us we are confident that we will meet our goals of growing our revenue at the current pace, while at the same time maintaining a close watch on our General and Administrative expenses.

/10/


Item 3.     Description of Property

A.   Description of Property

     Our corporate headquarters are located at 29 East 31st Street, 2nd Floor, New York, New York 10016. We have use of this space through a sublease arrangement entered into on April 1, 2001 between Spidermaze.com, LLC and ATR with the consent of the landlord, Tranel, Inc. The terms of this lease are for payments of $2,502.00 per month due the first of every month. This sublease expires on January 31, 2006. This facility consists of the entire rentable area of the second floor of the building. Additionally, there are currently no proposed programs for the renovation, improvement or development of the property currently being utilized.

B.   Investment Policies

     Management does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. We do not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in those persons primarily engaged in real estate activities.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

A.   Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth as of September 25, 2001 certain information regarding the beneficial ownership of our common stock by (a) each person who is known us to be the beneficial owner of more than five percent (5%) of the common stock, (b) each of our director and executive officers and (c) all of our directors and executive officers as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.


   Shareholder     Corporate       Shares       Consideration    Percentage
                    Position    Beneficially                         of
                                    Owned                         Ownership

 Sarcor Management,    None       3,500,000     3,500,000 @         18.25%
  S.A.1                                          $0.10/share
    Robert L. Cox2    President   1,750,000     1,750,000 @          9.13%
                                                 $0.001/share
    Michael Vogel3    Secretary/    875,000     875,000 @            4.56%
                      Treasurer                  $0.001/share
                                 -----------                      ---------
 Total ownership                  2,625,000                         13.69%
 by our officers
  and directors
(two individuals)

Notes to Beneficial Owners:
1. Sarcor Management, S.A. can be contacted at Tudor House, Llanvanor Road, London, England NW22AQ. The president and principal shareholder of Sarcor is Natasha Cormack. Sarcor Management, S.A. received these shares as a result of a technology agreement entered into with ATR Search Corporation (see page 12 Item B. "Persons Sharing Ownership of Control of Shares").
2. The address of Robert L. Cox is 16 Wood Hollow Lane, Fort Salonga, New York 11768.
3. The address of Michael Vogel is 86-66 Palermo Street, Holliswood, New York 11423.

/11/

B.   Persons Sharing Ownership of Control of Shares

No person other than Sarcor Management, S.A. (Natasha Cormack), Robert L. Cox and Michael Vogel owns or shares the power to vote five percent (5%) or more of ATR Search Corporation securities. On March 28, 2001, the Company's wholly owned subsidiary, ATR Technology, LLC, entered into a technology license agreement with Sarcor Management, S.A., a London based company that is domiciled in the British Virgin Islands. Sarcor is in the business of developing and licensing human resource search software and hardware. According to this agreement, Sarcor Management received 3,500,000 shares of par value common stock of ATR Search Corporation, the parent company of ATR Technology, LLC. In addition, ATR will make monthly payments to Sarcor Management totaling $1,976,400.00, payable the first of every month with the last payment due on April 1, 2011. (See Exhibit 10 - Technology License Agreement - Schedule C that outlines the amount and timing of each payment).

Item 5.     Directors and Executive Officers

A.   Directors and Executive Officers

     The following table sets forth certain information with respect to each of our executive officers or directors.

     Name           Age          Position                    Term

Robert L. Cox       40   President, CEO and Director   Since March of 2001

Michael Vogel       31   Secretary, Treasurer and      Since March of 2001
                         Director
Barry Hawk          33   Vice President of Corporate   Since March of 2001
                         Development
Shari Peskin-Fish   34   Vice President of Recruiting  Since March of 2001


B.   Work Experience

     Robert L. Cox, Chairman, President and Director - Prior to joining ATR Search, Mr. Cox was the Chief Executive Officer, President and Director of Tower Realty Trust, Inc., a publicly traded Real Estate Investment Trust ("REIT"). Prior to holding the positions of CEO and President, since 1995 Mr. Cox served as the Executive Vice President and Chief Operating Officer of Tower Equities until October of 1997, when Tower Equities became a public company (Tower Realty Trust, Inc.). Prior to that, Mr. Cox served as Vice President of Development and Construction of Tower Equities from March 1987 to March 1995, where his main responsibilities included supervising all of Tower Equities' development and construction projects. Mr. Cox is a graduate of Florida State University.

     Michael Vogel, Secretary, Treasurer and Director - Mr. Vogel, whose expertise in personnel recruiting for the Information Technology market is highly relevant, is responsible for providing the vision and path for the Company. His insight into the personnel recruiting process will enable ATR Search's clients to be served in the most productive manner. For the past eight years, he has been a technical recruiter specializing in distributed technologies for major investment banks and brokerage firms. Mr. Vogel has been Vice President and Managing Director of Personnel Solutions, Inc. for the past five years. Prior to his employment as a technical recruiter, Mr. Vogel was employed as an analyst in the systems department at Chemical Bank. Mr. Vogel graduated from City University of New York.

/12/

     Barry Hawk, Vice President of Corporate Development - Prior to joining ATR Search, Mr. Hawk was President of Liberty Group Holdings, Inc. While there, he engineered the buyout of a prominent New York based food distribution company and negotiated other acquisitions and investments. Prior to that, Mr. Hawk was Vice President-Corporate Development of Ferro Foods Corp. From February 1998 until December 1998, Mr. Hawk was a Vice President of Crestwood Capital Group, Corp., a New York-based company, which provided corporate financing and management consulting services to both public and private companies. From March 1996 until February 1998, Mr. Hawk was the President of Win Capital Corp, a New York-based investment banking, trading and consulting company.

     Shari Peskin-Fish, Vice President of Recruiting - Prior to this position, Ms. Peskin spent three years as a senior technical recruiter for Personnel Solution, Inc. Ms. Peskin-Fish's responsibilities included client relations, new business development and the recruitment of consultants and full-time employees for the company. Her clients were some of the most prominent financial houses on Wall Street. Prior to working at Personnel Solutions, she was employed in the Real Estate management industry, where she gained knowledge in property and asset management.

Item 6.     Executive Compensation

Remuneration of Directors and Executive Officers

     We do not currently have organized labor agreements or union agreements between ATR Search Corporation and our employees. Every twelve (12) months, each executive officer is expected to draw the following annual compensation. If the payroll obligation is not met on a timely basis, the payment(s) accrue(s) until such time as the Company is able to meet the obligation.
As of the date of this filing all salary obligations have been met and based on current cash flows management does not foresee the need to accrue salaries. The following table sets forth the annual compensation due our executives.

   Name                Capacities in which               Annual
                    Remuneration was Recorded         Compensation 1,2,3

 Robert L. Cox      President, CEO and Director     $100,000 Annual Salary
                                                     Beginning March 2001
 Michael Vogel      Secretary, Treasurer and        $100,000 Annual Salary
                           Director                  Beginning March 2001
 Barry Hawk         Vice President of Corporate     $100,000 Annual Salary
                          Development                Beginning March 2001
 Shari Peskin-Fish  Vice President of Recruiting    $75,000 Annual Salary
                                                     Beginning March 2001

Footnotes to Executive Compensation:

1. Salaries listed do not include commissions and annual bonuses to be paid based on profitability and performance of the Company. These bonuses will be set, from time to time, by the Board of Directors.
2. Management's salary will be based upon the performance of the Company. Management's performance bonuses will be decided by a disinterested majority of the Board of Directors of the Company. In addition, management's base salaries can be increased by the Board of Directors of the Company based on the attainment of financial and other performance guidelines set by the Company.
3. Members of the Company's Board of Directors will serve until the next annual meeting of the stockholders and until their successors are duly elected and qualified, unless earlier removed as provided in the Bylaws of the Company. Executive officers serve at the pleasure of the Board of Directors.

/13/

Compensation of directors

     There are no arrangements for our directors to be compensated at this time, nor does the company have any intention to provide compensation to its directors in the future.

Item 7.    Certain Relationships and Related Transactions

     On May 24, 2001, the Company issued 150,000 shares of its $0.001 par value common stock to Mary Lou Cox, mother of Robert Cox, the Company's president, for consulting services valued at $15,000. There were no other actual or proposed transactions that occurred over the past two years, to which any person related to the issuer had or is to have a direct or indirect material interest as set forth in item 404 of Regulation S-B of the Securities and Exchange Act of 1933.

Item 8.     Description of Securities

     The authorized capital stock of our Company consists of 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. The following summary of certain provisions of the common stock of our Company does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our Articles of Incorporation, which is included as an exhibit to this document and by the provisions of applicable law.

Common Stock

     The Company currently has 19,180,000 shares of common stock issued and outstanding. As a holder of our common stock:

  (a) you have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;
  (b) you are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;
  (c) you do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;
  (d) you are entitled to 1 vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and
  (e) your shares are fully paid and non-assessable. Additionally, there is no cumulative voting for the election of directors.

Preferred Stock

     The preferred equity securities authorized to be issued under the Articles is comprised of 5,000,000 shares of the preferred stock, $0.001 par value. As of the date of this filing, our Company has issued no preferred shares. Preferred shares may be issued in one or more series by the board of directors of the Company and such board has the authority to alter any and all rights or preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of common stock, and to fix, alter or reduce (but not below the number outstanding) the number of preferred shares comprising any such series and the designation thereof, or any of them, and to provide for the rights and terms of redemption or conversion of the shares of any series.

/14/

Nevada Anti-Takeover Provisions

     The anti-takeover provisions of Sections 78.411 through
78.445 of the Nevada Corporation Law apply to ATR Search.
Section 78.438 of the Nevada law prohibits us from merging with or selling ATR Search or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired the ATR Search shares, unless the transaction is approved by ATR Search's Board of Directors. The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of ATR Search.














         [Balance of this page intentionally left blank]

/15/


                                   Part II

Item 1.     Market for Common Equity and Related Stockholder Matters

A.    Market Information

     There is no current market for our common equity. Additionally, our common equity is not subject to outstanding options or warrants to purchase, or securities convertible into, common equity. No sales of common equity have been sold pursuant to Rule 144 of the Securities Act, nor has an offering been made that could have a material effect on the market price of our common equity.

     There are currently 2,967,500 shares of our common stock which are freely tradable and which are held of record by approximately 25 people. The remaining 16,212,500 shares will become freely tradable in accordance with the requirements of Rule 144. Any shares held by "affiliates" of us, which would otherwise be freely tradable, will be subject to the resale limitations under Rule 144. In general, under Rule 144, as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned shares for at least one year would be entitled to sell, within any three month period, that number of shares that does not exceed the greater of one percent (1%) of the then-outstanding shares of common stock and the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Securities and Exchange Commission, provided certain manner of sale and notice requirements and public information requirements are satisfied.

     In addition, affiliates of ours must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock. As defined in Rule 144, an "affiliate" of an issuer is a person who, directly or indirectly, through the use of one or more intermediaries controls, or is controlled by, or is under common control with, he issuer. Under Rule 144(k), a holder of "restricted securities" who is not deemed an affiliate of the issuer and who has beneficially owned shares for at least two years would be entitled to sell shares under Rule 144(k) without regard to the limitations described in the paragraph above.

B.    Holders

     As of September 24, 2001, we have 68 stockholders of record.

D.    Reports to Shareholders

     We will furnish our shareholders with annual reports containing audited financial statements and such other periodic reports as we determine to be appropriate or as may be required by law. We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status of ATR Search, with the SEC. Upon the effectiveness of this Registration Statement, we will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934. Consequently, we will voluntarily file all necessary reports and forms as required by existing legislation and SEC rules.

E.     Transfer Agent and Registrar

     The Transfer Agent for the shares of common stock of ATR
Search is Shelley Godfrey, Pacific Stock Transfer Company, 5844
S. Pecos, Suite D, Las Vegas, Nevada 89120, (702) 361-3033.

/16/


Item 2.     Legal Proceedings

     We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.     Changes in and Disagreements with Accountants

     We have had no disagreements with our independent accountants.

Item 4.     Recent Sale of Unregistered Securities

Common Stock

    On March 2, 2001, the Company was incorporated under the laws of the State of Nevada as ATR Search Corporation. The Company is authorized to issue 100,000,000 shares of common stock, par value $0.001, and 5,000,000 shares of preferred stock, par value $0.001.

     At the Initial Meeting of the Board of Directors on March 16, 2001, it was resolved that a formal Code of Bylaws be adopted for the Corporation. At that same meeting, the Company issued 875,000 shares of its $0.001 par value common stock to Mr. Michael Vogel for cash of $875 and 1,750,000 shares of par value common stock to Mr. Robert L. Cox in exchange for cash in the amount of $1,750.

     During March 2001, the Company issued 11,975,000 shares of its $0.001 par value common stock to its officers as founders stock issued for cash of $15,000.

     During March 2001, the Company issued 1,525,000 shares of its $0.001 par value common stock to investors for cash of $49,500.

     During March 2001, we issued 350,000 shares to one shareholder in lieu of services rendered in the amount of $26,250. The issuance of shares represented payment to a consulting company for facilitating the preparation of the documentation necessary to become a publicly traded company. This stock issuance was made in accordance with Section 4(2) of the Securities Act of 1933, as amended. The consulting company is a sophisticated purchaser. They were provided full and complete access to our corporate records, as they assisted us in preparing our offering documentation. No brokers or dealers were involved in this transaction and no discounts or commissions were paid.

     On May 26, 2000 we conducted an offering in which we issued 1,340,000 shares of common stock to 17 unaffiliated shareholders at a price of $0.10 per share, for total receipts of $134,000 in cash. This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act. In addition, this offering was made on a best efforts basis and was not underwritten. In regards to the May 2001 offering, listed below are the requirements set forth under Regulation D, Rule 504 and the facts which support the availability of Rule 504 to the May 2001 offering:

     a. Exemption. Offers and sales of securities that satisfy the conditions in paragraph (b) of this Rule 504 by an issuer that is not:

     1. subject to the reporting requirements of section 13 or 15(d) of the Exchange Act;
     2.   an investment company; or

/17/

     3. a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, shall be exempt from the provision of section 5 of the Act under section 3(b) of the Act.

     Facts: At the time of the May 2001 offering, we were not subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act. Further, we are not now, nor were we at the time of the May 2001 offering, considered to be an investment company. Finally, since inception, we have pursued a specific business plan of placing information technology ("IT") professionals with technology sector companies on a temporary or permanent basis and continue to do so.

     b.  Conditions to be met.

1.  General Conditions.  To qualify for exemption under this Rule
504, offers and sales must satisfy the terms and conditions of Rule 501 and Rule 502 (a), (c) and (d), except that the provisions of Rule 502 (c) and (d) will not apply to offers and sales of securities under this Rule 504 that are made:

     i. Exclusively in one or more states that provide for the registration of the securities, and require the public filing and delivery to investors of a substantive disclosure document before sale, and are made in accordance with those state provisions;
     ii. In one or more states that have no provision for the registration of the securities or the public filing or delivery of a disclosure document before sale, if the securities have been registered in at least one state that provides for such registration, public filing and delivery before sale, offers and sales are made in that state in accordance with such provisions, and the disclosure document is delivered before sale to all purchasers (including those in the states that have no such procedure); or
     iii. Exclusively according to state law exemptions from registration that permit general solicitation and general advertising so long as sales are made only to "accredited investors" as defined in Rule 501(a).

     Facts: On May 17, 2001, we were issued a permit to sell securities by the State of New York, pursuant to our application for registration by qualification of our offering of Common Stock in that state. The application for registration by qualification was filed pursuant to the provisions of Section 359-e of the New York General Business Law, which requires the public filing and delivery to investors of a substantive disclosure document before sale. On August 24, 2001, we completed a public offering of shares of our common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of said offering in the State of New York, whereby we sold 1,340,000 shares of Common Stock to approximately 17 unaffiliated shareholders of record, none of whom were or are officers or directors of ours. The entire offering was conducted exclusively in the State of New York, pursuant to the permit issued by the State of New York.

     2. The aggregate offering price for an offering of securities under this Rule 504, as defined in Rule 501(c), shall not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of securities under this Rule 504, in reliance on any exemption under section 3(b), or in violation of section 5(a) of the Securities Act.

     Facts: The aggregate offering price for the May 2001 offering was $400,000, of which $134,000 was raised in the offering.

  During June 2001, we issued 1,250,000 shares to three shareholders in lieu of services rendered in the amount of $125,000. The issuance of shares represented payment to three

/18/

consulting companies for marketing and consulting services including site location and development. These stock issuances were made in accordance with Section 4(2) of the Securities Act of 1933, as amended. The consulting companies are sophisticated purchasers. They were provided full and complete access to our corporate records, as they assisted us in the development stage of our Company. No brokers or dealers were involved in these transactions and no discounts or commissions were paid.

  During June 2001, we issued 115,000 shares to four shareholders who elected to convert promissory notes to common stock in the amount of $11,500. These stock issuances were made in accordance with Section 4(2) of the Securities Act of 1933, as amended. No brokers or dealers were involved in these transactions and no discounts or commissions were paid.

Item 5.     Indemnification of Directors and Officers

     Neither our Articles of Incorporation nor our bylaws provide for the indemnification of a present or former director or officer. However, pursuant to Nevada Revised Statutes Section
78.750 and 751 we must indemnify any of our directors, officers, employees or agents who are successful on the merits or otherwise in defense on any action or suit. Such indemnification shall include, expenses, including attorney's fees actually or reasonably incurred by him. Nevada law also provides for discretionary indemnification for each person who serves as or at our request as one of our officers or directors. We may indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is one of our directors or officers. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interests. In a criminal action, he must not have had a reasonable cause to believe his conduct was unlawful (see Exhibit 3c. Bylaws of the Company Article VII Indemnification of Officers, Directors, Employees and Agents: Insurance).












         [Balance of this page intentionally left blank]

/19/

                    Part F/S

Item 1.  Financial Statements

      The following documents are filed as part of this report:

      ATR Search                                           Page

      Report of Brad Beckstead, CPA                         21

      Balance sheet                                         22

      Statement of income                                   23

      Statement of changes in stockholder's equity          24

      Notes to financial statements                       25 - 29


/20/




G. BRAD BECKSTEAD
Certified Public Accountant
                                              330 E. Warm Springs
                                              Las Vegas, NV 89119
                                                     702.257.1984
                                               702.362.0540 (fax)

                  INDEPENDENT AUDITOR'S REPORT

September 24, 2001

Board of Directors
ATR Search Corporation
Las Vegas, NV

I have audited the Balance Sheet of ATR Search Corporation (the "Company") (A Development Stage Company), as of June 30, 2001, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the period March 2, 2001 (Date of Inception) to June 30, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the balance sheet of ATR Search Corporation, (A Development Stage Company), as of June 30, 2001, and its related statements of operations, equity and cash flows for the period March 2, 2001 (Date of Inception) to June 30, 2001, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in
Note 5 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Brad Beckstead
----------------------
G. Brad Beckstead, CPA


/21/

                     ATR Search Corporation
                  (a Development Stage Company)
                          Balance Sheet

                                                     June 30,
                                                       2001
                                                    -----------
Assets

Current assets:
  Cash and equivalents                              $     9,845
  Accounts receivable                                   264,690
  Prepaid consulting fees                                65,000
  Other current assets                                   28,266
                                                    -----------
     Total current assets                               367,801
                                                    -----------
Acquired technology, net                              1,500,000

                                                    $ 1,867,801
                                                    ===========
Liabilities and Stockholders' Equity

Current liabilities:
  Accounts payable                                  $    43,584
  Accrued liabilities                                    20,199
  Income taxes payable                                   15,306
  Short-term note payable                                50,000
  Current portion of capital lease obligation            45,000
                                                    -----------
     Total current liabilities                          174,089

Capital lease obligation, net of current
  portion                                             1,105,000
                                                    -----------
                                                      1,279,089
                                                    -----------
Stockholders' Equity

  Common stock, $0.001 par value; 100,000,000
   shares authorized, 17,545,000 shares
   issued and outstanding                                17,545
  Additional paid-in capital                            541,455
  Earnings accumulated during development stage          29,712
                                                    -----------
                                                        588,712
                                                    -----------
                                                    $ 1,867,801
                                                    ===========

 The accompanying notes are an integral part of these financial statements

/22/

                     ATR Search Corporation
                  (a Development Stage Company)
                        Income Statement

                                                   March 2, 2001
                                                     (date of
                                                     inception)
                                                    to June 30,
                                                        2001
                                                    ------------
Revenue                                             $    461,437
Cost of services:
  Subcontractors                                         212,203
  Consultants                                            124,998
  Other costs                                              6,131
                                                    ------------
    Total costs of services                              343,332
                                                    ------------
Gross profit                                             118,105
                                                    ------------
Expenses:
  General and administrative                              72,309
                                                    ------------
    Total expenses                                        72,309
                                                    ------------
Net operating (loss)                                      45,796

Other (expenses):
  Interest expense                                          (778)
                                                    ------------
Income before income taxes                                45,018

Reserve for income taxes                                 (15,306)
                                                    ------------
Net income                                          $     29,712
                                                    ============

Weighted average number of common
 shares outstanding                                   17,545,000
                                                    ============
Net (loss) per share                                $          0
                                                    ============


 The accompanying notes are an integral part of these financial statements

/23/


                     ATR Search Corporation
                  (a Development Stage Company)
          Statement of Changes in Stockholder's Equity
For the period March 2, 2001 (Date of Inception) to June 30, 2001

                                                                Earnings
                                                              Accumulated   Total
                                Common Stock        Additional   During     Stock
                            ----------------------   Paid-in  Development   holders'
                               Shares      Amount    Capital     Stage      Equity
                            -----------  ---------  ---------  ---------  ---------
March 2001
  Founders shares issued
   for cash                  11,075,000  $  11,075  $   3,925  $       -  $  15,000

March 2001
  Shares issued for cash      1,525,000      1,525     47,975                49,500

March 2001
  Shares issued for
   licensed technology        3,500,000      3,500    346,500               350,000

May 2001
  Shares issued for services    150,000        150     14,850                15,000

June 2001
  Shares issued for services    500,000        500     49,500                50,000

June 2001
  Shares issued for cash        795,000        795     78,705                79,500

Net income
  March 2, 2001
  (inception) to
  June 30, 2001                                                   29,712     29,712
                             ------------------------------------------------------
Balance, June 30, 2001       17,545,000  $  17,545  $ 541,455  $  29,712  $ 588,712
                             ======================================================

 The accompanying notes are an integral part of these financial statements

/24/

                     ATR Search Corporation
                              Notes

Note 1 - Significant accounting policies and procedures

Organization
------------
The Company was organized March 2, 2001 (Date of Inception) under the laws of the State of Nevada, as ATR Search Corporation. The
Company has limited operations, and in accordance with SFAS #7, the Company is considered a development stage company.

Estimates
---------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
-------------------------
The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Revenue recognition
-------------------
The Company recognizes revenue on an accrual basis as it invoices for services.

Reporting on the costs of start-up activities
---------------------------------------------
Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

Earnings per share
------------------
The Company follows Statement of Financial Accounting Standards No. 128. "Earnings Per Share" ("SFAS No. 128"). Basic earnings per common share ("EPS") calculations are determined by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year. Diluted earning per common share calculations are determined by dividing net income
(loss) by the weighted average number of common shares and dilutive common share equivalents outstanding. During periods when common stock equivalents, if any, are anti-dilutive they are not considered in the computation.

Advertising Costs
-----------------
The Company expenses all costs of advertising as incurred. There were no advertising costs included in selling, general and administrative expenses during the period ended June 30, 2001.

Fair value of financial instruments
-----------------------------------
Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2001. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Software Licenses
-----------------
The Company capitalizes the costs associated with the purchase of licenses for major business process application software used in providing staffing and/or placement services.

/25/

                     ATR Search Corporation
                              Notes

Impairment of long lived assets
-------------------------------
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. The Company does not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, the Company measures fair value based on quoted market prices or based on discounted estimates of future cash flows. Long-lived assets to be disposed of are carried at fair value less costs to sell. No such impairments have been identified by management at June 30, 2001.

Segment reporting
-----------------
The Company follows Statement of Financial Accounting Standards No. 130, "Disclosures About Segments of an Enterprise and Related Information". The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Dividends
---------
The  Company has not yet adopted any policy regarding payment  of
dividends.   No  dividends  have  been  paid  or  declared  since
inception.

Income taxes
------------
The Company follows Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-
current   depending  on  the  periods  in  which  the   temporary
differences are expected to reverse.

Recent pronouncements
---------------------
The FASB recently issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of Effective Date of FASB Statement No. 133". The Statement defers for one year the effective date of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". The rule now will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement will require the company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income, if the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The company does not expect SFAS No. 133 to have a material impact on earning s and financial position.

In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB No. 101), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 did not impact the company's revenue recognition policies.

/26/

                     ATR Search Corporation
                              Notes

Note 2 - Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires use of the liability method. SFAS No. 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are based on a 34% US federal statutory rate. As of June 30, 2001, the Company has a net operating income of $45,018. The related accrued income tax liability and reserve for income taxes is $15,306.

Note 3 - Intellectual Property, Patents, and Other Intangibles

On March 28, 2001, the Company acquired the rights to use technology known as "human resource compiler based search recognition software and hardware" from Sarcor Management, SA, a British Virgin Islands corporation, in exchange for a lease agreement and the issuance of 3,500,000 common shares of stock valued at $350,000. The cost is to be amortized over sixty months.

The Company relies on trademark, unfair competition and copyright law, trade secret protection and contracts such as confidentiality and license agreements with its employees, customers, partners and others to protect its proprietary rights. Despite precautions, it may be possible for competitors to obtain and/or use the proprietary information without authorization, or to develop technologies similar to the Company's and independently create a similarly functioning infrastructure. Furthermore, the protection of proprietary rights in Internet-related industries is uncertain and still evolving. The laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. Protecting the Company's proprietary rights in the United States or abroad may not be adequate.

Note 4 - Stockholder's equity

The Company was originally authorized to issue 20,000,000 shares of its $0.001 par value common stock. Effective May 7, 2001, the Company amended its articles of incorporation increasing its authorized shares to 100,000,000 shares of $0.001 par value common stock.

All references to shares issued and outstanding reflect the increase of authorization of 100,000,000 issuable shares effected
May 7, 2001.

During March 2001, the Company issued 11,075,000 shares of its $0.001 par value common stock to its officers as founders stock issued for cash of $15,000.

During March 2001, the Company issued 1,525,000 shares of its $0.001 par value common stock to investors for cash of $49,500.

During March 2001, the Company issued 3,500,000 shares of its $0.001 par value common stock at $0.10 per share to Sarcor
Management,  SA,  a  British  Virgin  Island  corporation,  as  a
$350,000 down payment on a technology licensing agreement.

On May 24, 2001, the Company issued 150,000 shares of its $0.001 par value common stock to Mary Lou Cox, mother of Robert Cox, the Company's president, for consulting services valued at $15,000.

On  June 6, 2001, the Company issued 500,000 shares of its $0.001
par   value  common  stock  to  James  De  Luca,  an  independent consultant, for consulting services valued at $50,000.


/27/

                     ATR Search Corporation
                              Notes

During June 2001, the Company issued 795,000 shares of its $0.001 par value common stock at $0.10 per share for cash of $79,500.
The shares were sold pursuant to a Regulation D, Rule 505 of the Securities and Exchange Commission offering.

There have been no other issuances of common stock.

Note 5 - Going concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not had a significant operating history. Without significant operating income and/or offerings of debt or equity, it is unlikely the Company can continue as a going concern.

In order to obtain the necessary capital, the Company intends to raise funds via a securities offering exempt from federal registration pursuant to Regulation D, Section 504 of the Securities Act, as amended, of 1933.

Note 6 - Capital lease and rent obligations

10%  capital lease payable to Sarcor Management, SA with
monthly interest-only payments beginning in April 2001 of
$5,000, increasing to $10,000 in April 2002, $15,000 in
April 2003, and $19,100 thereafter, secured by software
licensing rights, due March 2011.                           $1,150,000

Less current portion                                           (45,000)
                                                            ----------
Total long-term debt                                        $1,105,000
                                                            ==========
Summary of Future Minimum Lease Payments:
           Fiscal Year                                        Amount
           -----------                                        ------
               2001                                         $   45,000
               2002                                            120,000
               2003                                            180,000
               2004                                            229,200
               2005                                            229,200
            Thereafter                                       1,173,000
                         Total lease payments
                          over the contractual period       $1,976,400
                         Less:  Interest                      (476,400)
                                                            ----------
                         Original cost                       1,500,000
                                                            ==========

On April 1, 2001, the Company entered into a sublease agreement to rent office space for a period of four years at a rate of $2,502 per month. Rent expense totaled $7,588 at June 30, 2001.

Note 7 - Related party transactions

On May 24, 2001, the Company issued 150,000 shares of its $0.001 par value common stock to Mary Lou Cox, mother of Robert Cox, the Company's president, for consulting services valued at $15,000.

Note 8 - Warrants and options

There are no warrants or options outstanding to acquire any additional shares of common stock.


/28/

                     ATR Search Corporation
                              Notes

Note 9 - Subsequent events

The Company is offering shares of its $0.001 par value common stock to investors at $0.10 per share pursuant to a Regulation D, Rule 505 of the Securities and Exchange Commission offering. Subsequent to June 30, 2001, the Company has sold an additional 660,000 shares of stock for additional cash of $66,000.

/29/

                            Part III

Item 1.    Index to Exhibits (Pursuant to Item 601 of Regulation SB)


  Exhibit  Name and/or Identification of Exhibit
  -------  -------------------------------------
  Number
  ------

    3      Articles of Incorporation & By-Laws
           (a)   Articles of Incorporation filed March 2, 2001
           (b)   Amended Articles of Incorporation
                  filed May 9, 2001
           (c)   By-Laws of the Company adopted March 16, 2001

  10      Material Contracts
            Technology License Agreement between ATR
            Search & Sarcor Management, S.A.

  23      Consent of Experts and Counsel
            Consent of independent public accountants


/30/


                           SIGNATURES


        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be
signed   on  its  behalf  by  the  undersigned,  thereunto   duly
authorized.



                     ATR Search Corporation
                     ----------------------
                          (Registrant)


Date:    9-25-01
         -------


By:     /s/ Robert L. Cox
   --------------------------------
   Robert L. Cox, President and CEO





Date:   9-25-01
        -------


By:  /s/ Michael Vogel
   --------------------------------------
   Michael Vogel, Secretary and Treasurer


/31/